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                              EXHIBIT 99.1

CAUTIONARY FACTORS RELEVANT TO FORWARD-LOOKING INFORMATION

  InVitro International (the "Company" or "InVitro") wishes to caution readers that the following important factors, among others, in the future could cause actual results and needs of the Company to vary materially from forward-looking statements made from time to time by the Company on the basis of management's then-current expectations. The in vitro safety testing field in which the Company has competed since 1989 is a recent industry and the Company's recent market introduction of the Guardian DNA child identification system is a new product line, all of are directed to competitive markets and involve a high degree of risk. Accuracy with respect to forward-looking projections is difficult.

  An investment in the securities of the Company is speculative in nature, involves a high degree of risk, and should not be made by an investor who cannot afford the loss of his or her investment. Investors should carefully consider the following risk factors associated with an investment in the Company's securities.

  LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT AND OPERATING LOSSES.
The Company commenced operations in September 1985, was engaged primarily in research and development until 1989. The Company has incurred substantial losses from operations since inception and has not been profitable. As of September 30, 1996, InVitro has an accumulated deficit of $23,038,000 and net losses of $1,899,000 for the fiscal year ended September 30, 1996 and $2,763,000 for the fiscal year ended September 30, 1995. The Company therefore has a limited operating history from which to forecast future business operations. See "Management's Discussion and Analysis or Plan of Operation" and the consolidated financial statements elsewhere in this Report and in prior filings with the Securities and Exchange Commission. Results of operations in the future will be influenced by numerous factors, including market acceptance of the Company's products, the ability of the Company to develop and manage the introduction of new products, competition, and the ability of the Company to control costs. There can be no assurance that revenue growth or profitability on a quarterly or annual basis will be attained. The Company therefore is subject to all the risks incident to the creation of a new business with a limited history of operations including, among others, the possibility of unforeseen expenses, difficulties, complications and delays, and it may be difficult or impossible to obtain additional financing if required for the Company's business.

  NO ASSURANCE OF MARKET ACCEPTANCE. The Company believes that its future growth and profitability will depend upon market acceptance during 1997 by retail consumers of its recently introduced Guardian DNA child safety and identification system and, over longer periods, upon general industry acceptance of in vitro safety testing methods as a supplement or alternative to conventional in vivo diagnostic testing. The Company's in vitro safety testing products also may be dependent for certain applications on governmental enforcement of testing regulations, as to which there can be no assurance. Market acceptance of new products and methodology requires substantial time and effort and is subject to various risks. To date the Company has achieved revenues that are insufficient to cover its operating costs and expenses. There can be no assurance that sales levels will be increased. A significant education effort and validation testing normally is required to convince prospective customers who utilize conventional animal testing that the Company's in vitro safety testing products are efficacious. The Guardian DNA system represents a new product introduction to the market and there can be no assurance of market acceptance or future sales levels.

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  POSSIBLE NEED FOR ADDITIONAL FINANCING.   The Company's working capital
was $1,677,000 at September 30, 1996, and management anticipates the Company may be required to seek additional equity or debt financing in the future to sustain its operations. It is anticipated that marketing and advertising expenses will increase during Fiscal 1997 to support the market introduction of Guardian DNA. The Company's actual future capital requirements will depend on numerous factors, including, but not limited to, the Company's progress in generating increased revenues from the introduction of Guardian DNA, growth in sales of its proprietary in vitro safety testing products, the cost of marketing and advertising programs, management's ability to control costs, inventory requirements, competing technological and market developments and the cost of obtaining additional new products for distribution. The Company has no commitment to obtain additional funds and there can be no assurance it will be successful in the event management determines the Company should initiate efforts to obtain additional financing.

  Because of the Company's limited capital, it also may undertake additional equity offerings whenever conditions are favorable, even if it does not have an immediate need for additional capital at that time. There can be no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, will be obtainable on reasonable terms. Any such additional financing may result in significant dilution to existing shareholders. If adequate funds are not available, the Company may be required to accept unfavorable alternatives, including (i) the delay, reduction or elimination of product introductions and expansion, marketing and advertising and other operating expenses, or (ii) arrangements with collaborative partners that may require the Company to relinquish material interests in its products that it would not otherwise relinquish.

  DEPENDENCE UPON SUPPLIERS AND SINGLE SOURCE OF SUPPLY. Certain components and materials used in the Company's safety testing products are purchased from single sources and the Guardian DNA system is purchased solely from Miragen Inc. While the Company believes that components and materials for its safety testing products are available from alternate sources on reasonable terms, an interruption of supply of these components or of Guardian DNA products from Miragen Inc. could materially adversely affect the Company prospects.

  LACK OF GOVERNMENTAL REGULATION OR ENFORCEMENT. Various governmental agencies, such as the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Transportation and the U.S. Environmental Protection Agency, rely upon the results of a multiple number of tests in order to determine the safety, labeling, transport and/or disposal of consumer and industrial products. The FDA has historically considered the conventional Draize rabbit test to be the most conclusive for evaluating ocular irritancy and conventional animal and human skin tests for evaluating skin irritancy. The Company has been advised by the FDA that products such as the Company's IRRITECTION in vitro tests are not regulated by the FDA since the manufacturer itself is responsible for assuring and verifying the confidence of its testing methods. Although sale and use of the Company's products do not require premarket approval by the FDA, acceptance of the Company's tests by regulatory agencies as an efficacious alternative to conventional animal testing could enhance the marketability of, and markets for, the Company's products. There can be no assurance that such acceptance by regulatory agencies can or will be attained for any one or more of the Company's ocular or dermal safety tests or that the efficacy of the Company's testing alternatives will be preferred by customers to other forms of testing.

  Although the U.S. Department of Transportation ("DOT") has granted an exemption which permits the use of CORROSITEX for testing chemicals, formulations and hazardous waste for Packing Group classification of corrosive substances, the DOT does not have an active enforcement program in this area and the Company has experienced a continuing high level of industry

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noncompliance with DOT Packing Group classification regulations first adopted during 1993. There can be no assurance that governmental enforcement will be increased or that the Company will otherwise be successful in its efforts to increase sales of CORROSITEX.

  DEPENDENCE ON KEY PERSONNEL. The success of the Company will be substantially dependent on the services of its officers, directors and professional consultants. The Company is dependent in particular upon the services of W. Richard Ulmer, its President and Chief Executive Officer. The Company also relies, and for the foreseeable future will rely, on independent advisors and consultants to provide certain services to the Company. There can be no assurance that such services will continue to be available to the Company on a timely basis when needed, or that the Company could find qualified replacements. The Company's operations therefore are dependent upon a limited number of key employees and consultants and the loss of the services of these or other key personnel could have a material adverse effect upon the Company. The Company does not maintain key man insurance on the lives of its executive officers and key consultants.

  CONFLICTS OF INTEREST. The Company in the past has engaged in a number of material transactions with its directors and executive officers and/or their affiliates, and may engage in such transactions in the future. All such transactions have been in the past, and will be in the future, approved by a majority of the Company's disinterested directors.

  TECHNOLOGICAL CHANGE AND INCREASED COMPETITION. Modern biotechnology has undergone, and continues to undergo, rapid and significant technological change. The Company's success will depend on its ability to maintain a competitive position with respect to its proprietary technology and to continue to attract and retain qualified personnel. There can be no assurance that future technological developments will not render products of the Company uneconomical or obsolete or that the Company will not be adversely affected by competition or by the future development of products by others.

  NO ASSURANCE AS TO PROTECTION OF PATENTS AND PROPRIETARY RIGHTS;
RELIANCE ON TRADE SECRETS. The Company holds or is licensed under various U.S. patents covering certain features of its safety testing products and certain aspects of the Guardian DNA system are covered by patent rights of Miragen licensed for sales and marketing use by the Company. There can be no assurance that any issued patent will provide significant competitive advantages, or that challenges will not be instituted against the enforceability of patents owned or licensed by the Company. The cost of litigation to uphold the validity of a patent and prevent infringement can be substantial even if the Company prevails. In certain cases, the Company relies upon trade secrets to protect proprietary technology and formulations which it has developed or may develop in the future. There can be no assurance that secrecy obligations will be honored or that others have or will not independently develop similar or superior technology.

  UNDETERMINED EFFECT OF BLANK CHECK PREFERRED STOCK; POTENTIAL FOR SUBSTANTIAL DILUTION. The Company's articles of incorporation authorize the issuance of up to 40 million shares of common stock and up to one million shares of "blank check preferred stock" with such rights, preferences, privileges and limitations as may be determined from time to time by its board of directors. Accordingly, the Board has the power without prior shareholder approval to issue additional shares of common stock and/or one or more series of preferred stock with such rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and any other characteristics as the Board may deem necessary. Any such additional issuances of common stock and/or preferred stock may result in substantial and material dilution to existing holders of the Company's securities. In addition, the existence of a substantial amount of authorized and unissued common stock and blank check preferred stock could discourage, delay or prevent a takeover of the Company if any such transaction were to be proposed.

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  RISK OF PRODUCT LIABILITY.   The testing, marketing and sale of
diagnostic products entails an inherent risk of product liability and there can be no assurance that product liability claims will not be asserted against the Company. Although the Company carries a product liability insurance policy, there can be no assurance that it will be able to maintain the same or that any claims will not exceed the amount of such coverage. To the extent product liability claims exceed the amount of insurance coverage, if any, the Company may suffer adverse materials effects.

  VOLATILITY OF SECURITIES PRICES.  The public market for equity securities of high technology and biomedical companies, including the
Company's Common Stock, has been volatile.   Factors such as quarterly
variations in operating results, trading volume, general market trends, announcements of technological innovations or new commercial products, announcements by competitors, governmental regulation and approvals, and general market conditions may have a significant effect on the market price of the Company's Common Stock.

  FOREIGN CURRENCY FLUCTUATIONS. The Company's derives a portion of its revenues from foreign countries and sales to certain customers are accordingly effected in foreign currencies. The Company publishes its consolidated financial statements in U.S. dollars after translating transactions in foreign currencies into U.S. dollars. In periods when the U.S. dollar depreciates against the relevant foreign currencies, reported earnings attributable to transactions in foreign currencies may be enhanced. In periods when the U.S. dollar appreciates against the relevant foreign currencies, however, reported earnings attributable to transactions in foreign currencies may be reduced.



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